March 26, 2008



Securities and Exchange Commission			VIA EDGAR and  FEDEX
Division of Investment Management
 Attn: Ellen Sazzman
100 "F" Street NE
Washington, D.C.   20549-4644

Re:  	Comments to Registration Statements on Form N-4
		Symetra Life Insurance Company ("Symetra")
		Symetra Separate Account C
	File Nos:  333-137411 and 811-8052

Dear Ms. Sazzman:

Enclosed are the marked changes made in response to the staff's March 17, 2008, telephonic comments to the above referenced filing on Form N-4. We have not filed a post-effective amendment for the above-referenced filing, and are providing a redline document showing the changes made. This responsive letter has been filed on EDGAR as correspondence for the above-referenced filing.

The following repeats the staff's comments and is followed by our response to those comments.


1.	Please disclose to staff if Symetra has any guarantees or support agreements with third parties to provide for the guarantees provided in the contract.

		-	Symetra is not a party to any third-party guarantees
			or support agreements in connection with this contract.

2.	Summary

	a.	Please expand the description of the standard death benefit under
		the Death Benefit and Optional Death Benefit Rider section in the Summary.

		-	Symetra has added additional disclosure to the Summary
			section, page 7, to better describe the purpose of the standard death benefit.

	b.	Please add disclosure to the Summary regarding the investment
		option restrictions of the Capital Preservation Rider.

		-	Symetra has added disclosure to the Summary section,
			page 7, regarding the investment option restrictions for the Capital Preservation Rider.

	c.	Please disclose if the Long Life Benefit Rider Payments are
		separate from annuity payments.

		-	Symetra has added to the Summary section, page 8, that
			the Long Life Benefit Payments are separate from and in addition to annuity payments.

3.	Fee Table - Annual Charges for Optional Benefit Riders

	a.	Please clarify when the Long Life Benefit Charge is deducted.

		-	Symetra has revised the "Charges for Optional Benefit
			Riders" table, page 10, to add disclosure that the Long Life Benefit charge is deducted annually on the first 10 contract anniversaries.

	b.	Please add a reference to the Long Life Benefit Section of the
		prospectus to footnote 7.

		-	Symetra has revised footnote 7 on page 10 to add a
			reference to the corresponding section of the prospectus that describes the Long Life Benefit Rider.

	c.	The charge for the Long Life Benefit Rider is expressed as a
		dollar amount per thousand, however on page 23 the charge is described as a flat dollar charge. Please resolve the inconsistency.

		-	Symetra has revised the disclosure under the Long Life
			Benefit section on page 23 of the prospectus to clarify how the charge is calculated and to better match the disclosure in the fee table.

	d.	Please clarify how the Long Life Benefit Rider charge shown
		in the Fee Table is calculated.    What is the precedence for
		calculating this charge?

		-	The maximum charge as reflected in the Fee Table is
			based on the most conservative actuarial assumptions that would provide for the highest possible charge. Although Symetra does not anticipate basing its
			charges on non-forfeiture rates, the charge is calculated providing only the non-forfeiture minimum benefit required under state law for purposes of the Fee Table. The Fee Table charge also assumes that
			the Long Life Benefit Annuitant is the youngest possible Long Life Benefit Annuitant (age 50) with
			the shortest possible deferral period (15 years), which
			would provide the most expensive scenario.   Thus,
			the Long Life Benefit Annuitant will be 65 when monthly Long Life Benefit Payments begin.

			Because the Long Life Benefit rider charge is a dollar cost per future monthly benefit of $1,000, Symetra must determine the amount necessary to purchase a monthly stream of payments of $1,000. According to the guaranteed purchase rate table in the contract, a 65-year old female needs $246,420 to purchase monthly payments of $1,000 starting immediately. Thus, Symetra must charge an amount necessary to accumulate $246,420 at the end of the 15-year deferral period.

			Applying the interest rate, fees, and charges allowed under the non-forfeiture minimum benefit requirements, the ten annual payment amounts are "solved for" using basic actuarial calculations that assume that the amount necessary at the end of the 15-year deferral period is $246,420. The calculation yields a required yearly charge of $21,271 for the first ten contract years to accumulate the necessary amount to purchase the stream of guaranteed Long Life Benefit payments.

			Symetra is aware of one registered variable annuity, the New York Life Longevity Benefit Variable Annuity, which provides for a guaranteed stream of income similar to the benefit provided under the Symetra Long Life Benefit rider. Under the New York Life variable annuity, the longevity benefit is not optional but rather a fixed benefit that requires a fixed annual charge of 1% of each premium. The New York Life longevity benefit is determined by New York Life at issue based on the premium, the age and sex of the annuitant, and the time between the contract effective date and the longevity benefit commencement date.

			Important differences between Symetra's Long Life Benefit and New York Life's longevity benefit are as follows:

			-	Symetra allows the customer, within certain
				parameters, to elect the monthly amount of the benefit and the benefit commencement date, and Symetra then determines the charge based on
				the election. For this reason, Symetra's rate is not a flat percentage amount or fixed charge like New York Life's charge but rather determined based on the characteristics of
				the selected monthly benefit amount and benefit commencement date along with the sex and age
				of the Long Life Benefit Annuitant;
			-	Because New York Life charges a fixed 1% of
				the premium amount annually, New York Life
				determines the amount of the longevity benefit and the longevity benefit commencement date based on the expected amount that will be collected from the premium over the life of
				the contract;
			-	Symetra's benefit charge is taken annually
				over the first 10 contract years;
			-	New York Life's 1% charge is deducted from
				each premium amount for the life of the
				contract;

			-	Symetra does not eliminate the Long Life
				benefit if the Contract Value is withdrawn
				prior to the Long Life Benefit Commencement
				Date so long as the Long Life Benefit charges have been deducted in the first ten Contract Years. Also, the Long Life Benefit Payments are not reduced if the contract is annuitized prior to the Long Life Benefit Commencement Date as long as the Long Life Benefit charges have been deducted in the first ten Contract Years.
			-	New York Life eliminates the longevity benefit
				if the contract is surrendered prior to the longevity benefit commencement date. Also, if the contract is annuitized prior to the longevity commencement date, then the longevity payments will be reduced.

4.	Examples
	a.	Please confirm to staff that the examples are based on the most
		expensive options available under the contract.

		-	The examples are based on the most expensive option
			available. For the Long Life Benefit Rider charge, the most expensive rider charge will result from the youngest female contract owner eligible to purchase the rider (a 50-54 year old) who chooses the shortest
			deferral period (15 years).   The examples also assume
			a maximum Capital Preservation Rider charge of 2.25%. These assumptions are noted in the footnote to the example on page 11.

	b.	Please explain why Symetra uses the average annual
		administration maintenance charge for the examples and not the maximum charge per Form N-4 instruction 21 (f).

		-	The annual administration maintenance charge under this
			contract is the equivalent of an "annual contract fee," as provided under N-4 instruction 21(f), and Symetra believes that instruction 21(f) allows for the fee to be calculated as an average of the fees collected divided by the average net assets attributable to the contracts, which is the method used for the examples.


5.	Annuity Payments
	Please explain the relationship between payee and joint annuitant under the "Joint and Survivor Life Annuity with Guaranteed Period" option. What if the Payee is not the joint annuitant when the Annuitant dies before the period ends? If both the Payee and joint annuitant die, who receives the payments?

		-	The annuitant and joint annuitant are the "measuring
			lives" for the stream of annuity payments under the Joint and Survivor Life Annuity with Guaranteed period option as designated by the owner. The Owner also designates the "Payee," who is defined as the person designated by the Owner to receive the annuity payments. So long as one of the annuitants is alive or the guaranteed period has not ended, then the Payee will continue to receive annuity payments. If the Payee dies while annuity payments are still payable, then the Owner may designate a new "Payee: to continue to receive the stream of payments. Additional language has been added on pages 13 and 14 to the "Joint and Survivor Life Annuity with Guaranteed Period" section to clarify that the Payee continues to receive annuity payments.

6.	Purchase Payments
	Please explain under what circumstance a Purchase Payment would be refused.

		-	Symetra has added disclosure to the Purchase Payments
			section, page 15, explaining under what
			circumstance a Purchase Payment may be refused.

7.	Compensation We Receive from Portfolios
	In the second to last paragraph of this section, please confirm that this is how Symetra is paid by the portfolios.

		-	Symetra has revised the disclosure in the "Compensation
			We Receive from Portfolios" section on page 19 to more accurately describe how Symetra is paid by the portfolios.

8.	Scheduled Transfers
	Please define unscheduled transfers and scheduled transfers. What is meant by source Sub-account? Please clarify the opening paragraph.

		-	Symetra has revised the "Scheduled Transfers" section
			on page 20 to clarify what is meant by scheduled transfers and unscheduled transfers. Symetra has also eliminated the term "source Sub-account."

9.	Underlying Portfolio Frequent Trading Policies
	a.	Please include that Symetra may share contract owner
		information with underlying portfolio companies, as provided under SEC Rule 22c-2.

		-	Under the section titled "Underlying Portfolio Frequent
			Trading Policies," page 21, Symetra has already disclosed that federal regulations may require us to provide underlying Portfolio managers with contract owner information. The wording is highlighted for your convenience.

	b.	Please add disclosure regarding redemption fees.  Please also
		add a footnote to the fee table regarding redemption fees.

		-	Under the section titled "Underlying Portfolio Frequent
			Trading Policies," page 22, Symetra has disclosed that it reserves the right to charge for any redemption fees imposed by an underlying Portfolio. The wording is highlighted for your convenience. Symetra has added this disclosure to the Fee Table.

10.	Charges - Long Life Benefit Rider
	a.	Please add disclosure regarding how often a Long Life Benefit
		is paid.

		-	Symetra has revised the "Long Life Benefit Charge"
			section on page 23 to clarify that the Long Life Benefit Payment is made monthly.

	b.	In the example for the Long Life Benefit Charge is the $6,720
		charge an annual amount or a per $1,000 amount?

		-	Symetra has revised the Example in this section on page
			23 to clarify that the Long Life Benefit Payment is made monthly and that the charge is deducted annually.

	c.	Can the annual charge exceed the annual benefit?  If so, please
		include disclosure to this effect.

		-	Similar to life-contingent annuity payments, if the
			contract owner dies before the Long life Benefit Commencement Date, then the total amount collected in Long Life Benefit charges will exceed the total annual benefit paid because no benefit will commence. Also, if the Long Life Benefit Annuitant dies shortly after the Long Life Benefit Commencement Date, then the amount of charges may exceed the total benefits paid. Under the "Long Life Benefit Rider" section, page 31, Symetra discloses that the contract owner may pay for a benefit that he or she never receives. Also on page 31, Symetra discloses that the Long Life Benefit payment is greatly reduced if the contract value is withdrawn prior to the 10th contract anniversary. Symetra has also added additional disclosure on page 31 explaining that Symetra may collect more in charges then payments made if the Long Life Benefit Annuitant does not live for an extended period after the Long Life Benefit Commencement Date.

			In extreme cases, the annual dollar amount of the Long Life Benefit charge may exceed the future annualized Long Life Benefit Payments. However, this is due to the underlying actuarial assumptions regarding the pricing of the Long Life Benefit Payment. The charge is contingent upon the sex, deferral period, and "time value" of money. Symetra is collecting the charge now to guarantee an unknown stream of payments in the future that may continue past life expectancies. The maximum charge shown in the Fee Table reflects the
			most conservative pricing assumptions using the minimum non-forfeiture rates provided by state insurance law for a 50-54 female who has chosen the shortest
			available deferral period (15 years).   Although the
			charge shown in the Fee Table is unlikely based on current pricing, it does reflect the "worst case" scenario in terms of the maximum charge that might occur in the future. The annual charge of $21, 271 is greater than the $12,000 annualized benefit
			($1,000 x 12). However, even in this scenario, the female could live past life expectancy and collect more in $12,000 annual benefits over time then the charge that was collected in the first ten Contract Years. In other words, Symetra will only collect the annual charge for the first ten Contract Years, but it will pay $1,000 per month as long the Long Life Benefit Annuitant is alive. In sum, the Long Life Benefit charge is determined under reasonable actuarial principles which consider the time value of money and the expected mortality.

11.	Taxes - Qualified Contracts
	Please explain the tax consequences discussed in the third paragraph of this section regarding IRA and Roth IRAs. Please explain the failure of the death benefit to satisfy the IRA requirements.

		-	Symetra has reviewed the third paragraph of the
			Qualified Contracts section and determined the disclosure was repetitive and the tax consequences of IRA and Roth IRAs were disclosed in other paragraphs of the Tax section. Symetra has removed the disclosure from the third paragraph.

12.	Withdrawal Restrictions
	Please define TSA as used in the first sentence of the second paragraph.

		-	Symetra has defined TSA in this section.

13.	Optional Living Benefit Riders - Capital Preservation Rider
	a.	Please further disclose how withdrawals and charges will
		reduce the Guaranteed Based.

		-	Example Two under the "Effect of Withdrawals on
			Guaranteed Base" section explains how withdrawals and charges may reduce the Guaranteed Base. Symetra has referenced Example Two in the opening paragraph of the "Capital Preservation Rider" section on page 29.

	b.	If a contract owner does not change the allocations when
		there is a change in required CPR Sub-account allocations, will Symetra refund any charges.

		-	Symetra has added disclosure to the CPR Allocation
			Requirements section on page 29 that if the Owner does not allocate his or her Contract Value according to any new allocation requirements, the CPR will terminate and any rider charges already paid will not be refunded.

	c.	Under the "Optional Guaranteed Base Increase" section, please
		clarify the sentence "...if the current Contract Value is less than the Guaranteed Base then in effect, the Guaranteed Base will not be reduced and will remain unchanged."

		-	On page 31, Symetra has added a sentence clarifying
			that if the current Contract Value is less than the Guaranteed Base then no Step-up will occur and the current Guaranteed Base will continue.

	d.	How long will the new Guaranteed Term last?  When will it end?

		-	Symetra has added disclosure to page 31 that any new
			Guaranteed Term will be the same duration as the original term chosen at the time of purchase.

	e.	Please explain if withdrawals are taken when the Contract Value
		is less than the Guaranteed Base, will this reduce the guaranteed amount on more than a $1 for $1 basis. If so, disclose in Summary section.

		-	On page 7, Symetra has added disclosure that withdrawals
			may reduce the Guaranteed Base on more than a $1-for-$1 basis in the "Summary" section of the prospectus.

14.	Optional Living Benefit Riders - Long Life Benefit Rider
	a.	Can you elect both the CPR and the Long Life Benefit Rider?
		Please provide disclosure.

		-	You can elect both the CPR and Long Life Benefit Rider
			under the contract. This disclosure has been added to the "Optional Living Benefit Riders" section on page 29.

	b.	Please provide disclosure on how a contract owner may benefit
		from this rider?

		-	The Long Life Benefit Rider provides for an additional
			guaranteed income if certain conditions are met. The benefit of this rider is that it is less expensive to buy future guaranteed income in advance than to buy it in the future when payments begin. This benefit can be a useful component of a retirement plan. It provides insurance that a person will not outlive his or her income. This rider allows someone to protect against longevity risk. This disclosure has been added to page 31 under the "Long Life Benefit Rider" section.

	c.	Do the charges for the Long Life Benefit Rider affect the
		amount of annuity payments? If so, please provide disclosure.

		-	Because the Long Life Benefit Rider charges are
			deducted from the Contract Value, the charges do reduce the Contract Value, which could ultimately be used to purchase annuity payments. This disclosure has been added to page 31 under the "Long Life Benefit Rider" section.

	d.	How do surrenders affect the Long Life Benefit Rider?  What
		if the surrender happens after 10 years? When is the Long Life Benefit Rider paid out -- on surrender, or years later even though the contract is no longer in effect.

		-	Symetra has added disclosure on page 32 of the "Long
			Life Benefit Rider" section that if the Contract Value is fully withdrawn or the contract is annuitized after the 10th contract anniversary (but before the Long Life Benefit Commencement Date), there is no reduction in Long Life Benefit Payments. If the Contract Value is reduced to zero, the Long Life Benefit Payments will still begin on the Long Life Benefit Commencement Date.

	e.	What happens if there is not enough Contract Value to cover
		the Long Life Benefit charge on any contract anniversary during the first ten contract anniversaries?

		-	Symetra Life will provide a reduced Long Life Benefit
			Payment if the charge cannot be deducted. The "Reduced Long Life Benefit Payments" section on page 32 describes what happens if the charge cannot be deducted and the reduced payment that will be provided.

	f.	Under the second paragraph of the Reduced Long Life Benefit
		Payments, how is the accumulation value calculated based upon the rider charges? Please further explain this calculation. Please explain how figures in the example were calculated -- 87.5%, $50, and 3%.

		-	The accumulation value under the "Reduced Long Life
			Benefit Payments" section is calculated using amounts allowed under the state non-forfeiture laws. The non-forfeiture law in all states, except New York, allow for the application of a 12.5% load on all "premiums," an annual charge of $50, and an interest rate of 3% for accumulating the "premiums" to the benefit commencement date. Premiums would include the Long Life Benefit Rider charge. The accumulation value is calculated as eighty-seven and one-half percent (87.5%) of the rider charges paid, less fifty dollars ($50) per year, accumulated
			to the end of the deferral period at three percent (3%)
			per year.   This is the non-forfeiture minimum.
			Symetra has added disclosure on page 32 of the "Reduced Long Life Benefit Payments" section to clarify how the accumulation value was calculated.

	g.	In the example under this section, when will the $60.41 payment
		begin and how often will the payment be received.

		-	The $60.41 reduced payments will begin on the original
			Long Life Benefit Commencement Date. This disclosure has been added to the example.

15.	Death Benefit & Optional Death Benefit Rider
	Please define "paperwork" as used under option (a) of the standard death benefit.

		-	Symetra has added disclosure regarding the required
			paperwork needed to payout the death benefit to page 33.

16.	Distribution
	Please confirm to staff that Symetra complies with FINRA rules for non-cash compensation and gifts for distribution of the contracts.

		-	Symetra confirms that it complies with FINRA rules
			for any non-cash compensation and gifts it may provide for distribution of the contracts.


17.	Please provide a Power of Attorney that relates specifically to the
	Securities Act of 1933 file number of the registration statement. See Rule 483(b) of the 1933 Act.


		-	The Power of Attorney referenced in this filing
			reflects the filing number for this registration statement.

18. 	Financial Statement, Exhibits, and Other Information

	Any financial statements, exhibits and other required disclosure not included in these registration statements must be filed in a post-effective amendment to the registration statements.

		-	Symetra will be updating all financial information and
			exhibits in our post-effective amendment to be filed on or around April 30, 2008.


19.	Tandy Representation

In connection with comments made by the Commission to the above referenced filing, Symetra Life Insurance Company on behalf of Symetra Separate Account C acknowledges that:

		-	The Separate Account is responsible for the adequacy
			and accuracy of the disclosures in the filings;
		-	The Staff's comments or suggested changes to the
			disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
		-	The Separate Account may not assert staff comments as a
			defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Along with the changes made in response to staff comments, Symetra has also added certain financial information including the range of underlying Portfolio fees and the Example calculations. Symetra has also made other minor changes to the registration statement.

Please contact me at (425) 256-5026 to discuss this response at your earliest convenience. Thank you in advance for your assistance in this matter.

Sincerely,

/s/  Jacqueline M. Veneziani

Jacqueline M. Veneziani
Senior Counsel
Symetra Life Insurance Company
Jacquie.veneziani@symetra.com
(425) 256-5026 Phone
(425) 256-6080 Fax

Enc.